UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         Amendment No. 2

            Under the Securities Exchange Act of 1934



                    SEIBELS BRUCE GROUP, INC.
_________________________________________________________________
                        (Name of Issuer)


             Common Stock, Par Value $1.00 per share
_________________________________________________________________
                  (Title of Class of Securities


                           816006-20-9
                  ____________________________
                         (CUSIP Number)


                         Brent D. Baird
                       1350 One M&T Plaza
        Buffalo, New York  14203 (Phone: (716) 849-1484)
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        NOVEMBER 20, 2003
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                         Amendment No. 2
CUSIP NO. 816006-20-9

1.   Name of Reporting Person
     SS or IRS Identification No. of above person (optional)

     Aries Hill Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                         (b)_X_

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          -0-
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            -0-

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.000%

14.  TYPE OF REPORTING PERSON*

     CO
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 816006-20-9

1.   Name of Reporting Person
     SS or IRS Identification No. of above person (optional)

     Brent D. Baird

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                         (b)_X_

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          -0-
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            -0-

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.000%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 816006-20-9

1.  Name of Reporting Person
    SS or IRS Identification No. of above person (optional)

    Bridget B. Baird, as Successor Trustee under an Agreement
    With Cameron Baird dated 12/23/38

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                        (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          13,809
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            13,809

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,809

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.176%

14.  TYPE OF REPORTING PERSON*

     IN, OO
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 816006-20-9

1.  Name of Reporting Person
    SS or Identification No. of above person (optional)

    Anne S. Baird

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                       (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          -0-
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                    9.      SOLE DISPOSITIVE POWER
                            -0-

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.000%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 816006-20-9

1.   Name of Reporting Person
     SS or IRS Identification No. of above person (optional)

     Jane D. Baird

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                         (b)_X_

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          -0-
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            -0-

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.000%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                         Amendment No. 2

     The Reporting Persons previously reported ownership of 495,785 Shares of the Issuer in a Schedule 13D filed on May 13, 2003 with the Securities and Exchange Commission, as amended by
Schedule 13D Amendment No. 1 filed on September 24, 2003 with the Securities and Exchange Commission. The cover pages for the Reporting Persons are hereby amended to read as shown in this Amendment No. 2. Item 5 is hereby amended as shown in this Amendment No. 2.

NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSONS LISTED BELOW (THE "REPORTING PERSONS") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended to read as follows:

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 13,809 shares of the Issuer:

                                                Percentage of
                                   Number Of      Outstanding
Shares Held in the Name of            Shares         Security

Aries Hill Corp.                           0           0.000%

Brent D. Baird                             0           0.000%

Bridget B. Baird, as                  13,809           0.176%(1)
Successor Trustee

Anne S. Baird                              0           0.000%

Jane D. Baird                              0           0.000%
                                     _______          _______

                      TOTAL           13,809           0.176%


  (1) The foregoing percentage assumes that the number of Shares of the Issuer outstanding is 7,831,690 Shares.

(b) Bridget B. Baird, as Successor Trustee, has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

(c) The following purchases of the Shares were effected during the past sixty days:

                                             Price/Share (in
                                             Dollars
                                             Commissions not
Purchase In The              Number of       included)
    Name Of         Date     Shares


Jane D. Baird     9/29/03      5,000         1.9950
                  9/30/03      1,400         1.8214
                  10/27/03     3,200         1.95
                  10/29/03     4,900         1.95
                  11/4/03      2,117         2.00
                  11/14/03     2,500         2.03

Brent D. Baird    10/9/03      5,000         1.995

All transactions were effectuated through open-market purchases.

         The following sales of the Shares were effected during the past sixty days:

                                             Price/Share (in
                                             Dollars
                                             Commissions not
Sale In The Name             Number of       included)
       Of           Date     Shares


Aries Hill Corp.  11/17/03     5,000         2.10

Bridget B.        11/17/03    42,100         2.1198
Baird, as         11/18/03    25,000         2.038
Successor         11/19/03    19,695         2.0643
Trustee           11/20/03    20,000         1.975
                  11/21/03     9,298         2.1193
                  11/24/03    10,000         2.112
                  11/24/03   114,593         1.95

Brent D. Baird    11/24/03    83,900         1.95

Anne S. Baird     11/24/03    60,290         1.95

Jane D. Baird     11/24/03   116,217         1.95

(d) Not applicable

(e) The date on which the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares was November 24, 2003.

                            SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED this 25th day of November, 2003.


ARIES HILL CORP.


By:  s/Brian D. Baird
       Brian D. Baird, Secretary


Brent D. Baird; Bridget B. Baird, as
Successor Trustee; Anne S. Baird;
and Jane D. Baird


By: s/Brian D. Baird
      Brian D. Baird, as Attorney-in-fact